Ex99.26

Routemaster Sells Lithium Royalty and Quebec Royalty and Provides Corporate Update

TORONTO, Sept. 11, 2020 -- Routemaster Capital Inc. (TSXV: RM) (“Routemaster” or the “Company”) is pleased to announce that it has entered into a royalty purchase agreement (the “Purchase Agreement”) with 2776234 Ontario Inc. (the “Purchaser”) to sell the 1.0% net smelter returns royalty granted by Potasio Y Litio de Argentina S.A. with respect to the Sal de los Angeles lithium project (the “Lithium NSR Royalty”) and the 2.0% net smelter returns royalty granted by QMX Gold Corporation with respect to its Quebec mineral properties (the “QC NSR Royalty” and, together with the Lithium NSR Royalty, the “Royalties”) (the “Transaction”).

As consideration for the Royalties, Routemaster received 404,200 common shares of Brazil Potash Corp. at a price per share of US$3.75 and 1,010,500 common shares of Flora Growth Corp. at a price per share of US$0.75 per share. Based on the Bank of Canada exchange rate of C$1.317 to US$1.00, Routemaster received total consideration valued at approximately C$3,000,000. The Transaction is considered an Exempt Transaction in accordance with the policies of the TSX Venture Exchange and the Purchaser is a Non Arms Length Party of Routemaster.

Corporate Update

The Company is also pleased to announce that Daniyal Baizak has been appointed President, Chief Executive Officer and a director of the Company. Mr. Baizak is a business consultant with considerable experience providing financial and strategic advice on investment, mergers and acquisitions and project management for a variety of private and public companies. Mr. Baizak holds a Bachelor of Commerce from Rotman School of Management, University of Toronto.

Mr. Baizak replaces Fred Leigh, the former President, Chief Executive Officer and director of the Company. Management and board of directors of the Company would like to thank Mr. Leigh for his services and continued support of the Company.

About Routemaster Capital Inc.:
Routemaster Capital Inc. is a Canadian investment company that carries on business with the objective of enhancing shareholder value.

For further information, please contact:
Daniyal Baizak
President and Chief Executive Officer
Tel: +1 (416) 861-1685

FORWARD LOOKING STATEMENTS: This news release contains certain forward-looking statements, including statements regarding the Transaction and the appointment of Mr. Baizak. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.